UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 1, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X            No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Monday, March 1, 2004
(No.2004-03-06)

CANADIAN COAST GUARD RENEWS

STANDING OFFER

 SUPPLY AGREEMENT WITH CARMANAH

Vancouver, British Columbia, Canada – Monday, March 1, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that its highly successful Standing Offer Agreement (SOA) with the Canadian Coast Guard has been renewed.

Through Carmanah’s east coast distributor Go Deep International, the SOA sets the terms for future sales of Carmanah's solar-powered LED (light emitting diode) aids-to-navigation lights to the Coast Guard.  The new agreement approves purchase orders of up to $40,000 each for a period of eight months.  Sales under the agreement are anticipated to be $500,000 based on results from the previous SOA.

"The Canadian Coast Guard has maintained an SOA to purchase Carmanah lights since April 2003,” states Carmanah CEO, Art Aylesworth.  “The renewal of this SOA confirms the Coast Guard's ongoing satisfaction with our solar-powered LED marine lights".

Carmanah's patented MICROSOURCE(tm) technologies enable its marine lights to be entirely self-contained, compact, maintenance free and extremely reliable.  Carmanah’s light designs provide significant cost savings, as they extend the maintenance interval from 1 year to 5 years and enable the use of smaller, lighter aids-to-navigation buoys that can be serviced with fewer personnel and smaller boats.  Contracting of buoy operation and maintenance to harbour authorities has become easier for the Coast Guard by using Carmanah's marine lights.

"Carmanah lights are small and lightweight, so local fishermen can install and remove them each year around the fishing season. We provide a better service to our clients, reduce costs and help local communities," said Mike Clements, Manager of the Aids to Navigation Program for the Canadian Coast Guard. "[Carmanah lights] have also enabled the Newfoundland Region of the Coast Guard to establish the first fully lighted aids to navigation system in the world."

The Canadian Coast Guard and other marine authorities around the world are widely retrofitting aids-to-navigation systems with solar-powered LED lighting to improve reliability, efficiency and to extend maintenance periods to a 5 year interval.  Carmanah's solar-powered LED lights meet these rigorous standards.

On December 8, 2003, the U.S. Coast Guard enacted a long-awaited regulation that will allow private aids to navigation (PATONs) to use LEDs instead of tungsten-incandescent light bulbs.  The new rule, effective March 8, 2004, will allow thousands of PATONs in the U.S. to officially use Carmanah's solar-powered LED lights as a low-cost lighting alternative.  In addition, Carmanah's 700 Series solar-powered LED marine lights were officially approved for use on United States Coast Guard (USCG) aids to navigation on July 30, 2002, as released by the Commandant for the USCG through Notice 16500, entitled "Equipment for Discrepancy Buoy/Small Lighted Buoy Applications."

For more information about Carmanah's marine lights, please visit www.solarmarinelights.com .

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and industrial worksite markets.  The company currently has more than 80,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           “Peeyush K. Varshney”

Date: March 1, 2004

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary